

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Dolev Rafaeli
President and Chief Executive Officer
STRATA Skin Sciences, Inc.
5 Walnut Grove Drive, Suite 140
Horsham, Pennsylvania 19044

      Re: STRATA Skin Sciences, Inc.
          Registration Statement on Form S-3
          Filed November 22, 2024
          File No. 333-283418

Dear Dolev Rafaeli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Sawicki at 202-551-7153 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Industrial Applications and Services

cc: Mark Rosenstein, Esq.